Notice Of Exempt Solicitation: (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Devon Energy Corp

NAME OF PERSON RELYING ON EXEMPTION: Majority Action

ADDRESS OF PERSON RELYING ON EXEMPTION: PO Box 4831, Silver Spring, MD 20914

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily.

Devon Energy Corp [NYSE: DVN]: Due to the company’s FAILURE to:

●	Commit to reducing all greenhouse gas (GHG) emissions to net zero by 2050, including its scope 3 emissions,

●	Align its capital allocation with limiting warming to 1.5°C, and

●	Make a specific commitment to conduct all of its lobbying in line with the goals of the Paris Agreement, and its general opposition to U.S. federal and state climate policy;

Vote AGAINST:

●	Barbara M. Baumann, Chair of the Board (Item 1.1), and

●	Kelt Kindick, Lead Director and Chair of the Governance, Environmental and Public Policy Committee (Item 1.5)

The physical and financial risks posed by climate change to long-term investors are systemic, portfolio-wide, unhedgeable and undiversifiable. Therefore, the actions of companies that fail to align to limiting warming to 1.5°C pose risks to the financial system as a whole, and to investors’ entire portfolios. See www.proxyvoting.majorityaction.us for more information regarding Majority Action’s Proxy Voting for a 1.5°C World initiative and the transformation required in key industries.

Devon Energy Corp (“Devon”) is one of the largest independent U.S. shale producers following its merger with WPX Energy in January 2021.1 It is among the 166 focus companies named by Climate Action 100+ as one of the largest global emitters and “key to driving the global net zero emissions transition.”2

Petroleum and fossil gas products, including those used in transportation, buildings, industrial processes, and electricity production, account for nearly 80% of carbon emissions from the U.S. energy system.3 In 2021, the International Energy Agency (IEA) released its Net Zero Emissions by 2050 Scenario (NZE), which sets out a pathway to reduce emissions from the global energy system aligned with limiting warming to 1.5°C. Under the NZE, fossil fuel use falls dramatically in the next decade, and remaining fossil fuel demand can be met through existing supplies and infrastructure. Approving new oil and gas fields is incompatible with this pathway.

Failure to set ambitious decarbonization targets in line with 1.5°C pathways, and to align companies’ business plans and policy influence to those targets, is a failure of strategy and corporate governance, for which long-term investors should hold directors accountable. At companies where the production, processing, sale, and/or consumption of fossil fuels is central to their core business, GHG emissions reductions have profound strategic implications. The board chair, lead independent director where the position exists, and other board members with climate-related oversight responsibilities should be held accountable for oversight failures related to decarbonization.

In 2023, we have updated our metrics to more closely align with the Climate Action 100+ Net Zero Benchmark Indicators for the oil and gas sector, while still focusing on the three core pillars of target setting, capital allocation, and policy influence. This allows for a more standardized assessment across companies that is broadly accepted by investors.

Target setting

Climate Action 100+ Net Zero Benchmark Indicators
Disclosure Indicator 1.1	The company has set an ambition to achieve net zero GHG emissions by 2050 or sooner.	-
Disclosure Indicator 1.1A	The company has made a qualitative net zero GHG emissions ambition statement that explicitly includes at least 95% of its scope 1 and 2 emissions.	✓
Disclosure Indicator 1.1B	The company’s net zero GHG emissions ambition covers the most relevant scope 3 GHG emissions categories for the company’s sector, where applicable.	X
Disclosure Indicator 3.1	The company has set a target for reducing its GHG emissions by between 2026 and 2035 on a clearly defined scope of emissions.	✓
Disclosure Indicator 3.2	The medium-term (2026 to 2035) GHG reduction target covers at least 95% of scope 1 & 2 emissions and the most relevant scope 3 emissions (where applicable).	-
Disclosure Indicator 3.2A	The company has specified that this target covers at least 95% of its total scope 1 and 2 emissions.	✓
Disclosure Indicator 3.2B

If the company has set a scope 3 GHG emissions target, it covers the most relevant scope 3 emissions categories for the company’s sector (for applicable sectors), and the company has published the methodology used to establish any scope 3 target.

X
Disclosure Indicator 3.3	The target (or, in the absence of a target, the company’s latest disclosed GHG emissions intensity) is aligned with the goal of limiting global warming to 1.5°C.	X

Devon has set a target to achieve net zero GHG emissions by 2050, but this is limited to scope 1 and 2 emissions and excludes scope 3 emissions.4 The company has set an interim target to reduce scope 1 and 2 greenhouse gas emissions intensity by 50 percent by 2030, but that target also excludes scope 3 emissions.5 These are also intensity only targets, which provides no guarantee that the company’s emissions will fall in absolute terms.6 According to the Climate Action 100+ Net Zero Company Benchmark, the company’s targets are not aligned with the goal of limiting warming to 1.5°C.7

Capital allocation

Climate Action 100+ Net Zero Benchmark Indicators
Disclosure Indicator 6.1	The company is working to decarbonize its capital expenditures.	X
Disclosure Indicator 6.1A	The company explicitly commits to align its capital expenditure plans with its long-term GHG reduction target OR to phase out planned expenditure in unabated carbon intensive assets or products.	X
Disclosure Indicator 6.1B

The company explicitly commits to align its capital expenditure plans with the Paris Agreement’s objective of limiting global warming to 1.5° C AND to phase out investment in unabated carbon intensive assets or products.

		X
Capital Allocation Alignment Assessment (Carbon Tracker) 1: Company’s Recent Actions	In the most recent full year (2021), were all the company’s upstream oil and gas CAPEX projects consistent with the IEA’s Beyond 2°C Scenario (B2DS)?	✓
Capital Allocation Alignment Assessment (Carbon Tracker) 2: Capex Analysis	What percentage of the company’s potential future (2022-2030) unsanctioned oil and gas CAPEX is inconsistent with the IEA’s B2DS?	87%
Capital Allocation Alignment Assessment (Carbon Tracker) 4: Net Zero Analysis	What is the company’s oil and gas production level in the 2030s (against a 2022 baseline) assuming no new oil and gas projects are sanctioned as stated by the IEA’s NZE?	-85%

According to the Climate Action 100+ Net Zero Company Benchmark, Devon has met none of the disclosure indicators for capital allocation.8 In order to fully meet the criteria of the Benchmark disclosure indicators for capital allocation, the company would need to commit to aligning future capital expenditures with its long-term GHG reduction target(s) and the Paris Agreement’s objective of limiting global warming to 1.5°C, and disclose the methodology it uses for such alignment.9

According to Carbon Tracker data provided through the Climate Action 100+ Net Zero Benchmark, Devon’s oil and gas production must fall by 85% from its 2022 level to be aligned with the IEA NZE.10 Despite this, Carbon Tracker finds that 87% of Devon’s future potential capex between 2022 and 2030 is outside of the IEA’s Beyond 2°C Scenario (limiting warming to 1.75°C, net zero by 2060), let alone the NZE.11 Climate Action 100+ rates Devon’s future capex as among the 10 most misaligned with the Paris Agreement of the U.S.-based oil and gas producers it assessed.12

Devon ranked among the top 10 U.S. oil and gas producers for resources under development and field evaluation as of November 2022 (with 99.4% of that in unconventional sources), and ranked 11th amongst U.S. oil and gas producers for exploration capex between 2020 to 2022.13

Policy influence

Climate Action 100+ Net Zero Benchmark Indicators
Climate Policy Engagement Alignment (InfluenceMap) 1: Organization Score	The level of company support for (or opposition to) Paris Agreement-aligned climate policy.[14]	46%
Climate Policy Engagement Alignment (InfluenceMap) 2: Relationship Score	The level of a company’s industry associations’ support for (or opposition to) Paris Agreement-aligned climate policy.	27%

Devon has not met all the requirements of the Climate Action 100+ Net-Zero Company Benchmark for disclosure indicators for climate policy engagement. Though it does disclose its trade association memberships,15 Devon does not have a Paris Agreement-aligned climate lobbying position, Paris Agreement-aligned lobbying expectations for the trade associations to which it belongs, or a commitment to ensure that those trade associations lobby in line with the goals of the Paris Agreement.16

According to InfluenceMap, the company receives a near-failing “D-” for its obstructive policy engagement.17 Devon holds memberships in several trade associations to which InfluenceMap has assigned “E-” or “F” grades for negative engagement on U.S. climate policy, including the American Petroleum Institute (“API”)18, National Association of Manufacturers19, and the U.S. Chamber of Commerce20.

In June of 2022, the company submitted a comment letter to the Securities and Exchange Commission (SEC) requesting the agency omit any requirements of companies to disclose scope 3 emissions.21 The company also generally supported the comment letters submitted by API and American Exploration and Production Council (AXPC).22 In API’s comment letter, the association advocated against the disclosure of the financial impacts of climate related activities, the reporting and disclosure of scope 3 emissions and climate disclosure within 10-K reports.23

Conclusion: Devon has failed to set a robust net zero emissions by 2050 target that includes scope 3 emissions in its long and medium term targets. The company also must align its future capital allocation and policy influence to limit warming to 1.5°C. Therefore, we recommend that shareholders vote AGAINST Barbara M. Baumann, Chair of the Board (Item 1.1) and Kelt Kindick, Lead Director and Chair of the Governance, Environmental and Public Policy Committee (Item 1.5), both facing re-election at the company’s annual meeting on June 7, 2023.

1 Verity Ratcliffe, “Shale Producers Devon Energy and WPX Merge in All-Stock Deal,” World Oil, September 28, 2020, https://www.worldoil.com/news/2020/9/28/shale-producers-devon-energy-and-wpx-merge-in-all-stock-deal

2 Climate Action 100+, “Companies” (website), https://www.climateaction100.org/whos-involved/companies/page/4, accessed April 22, 2023

3 U.S. Energy Information Administration, “Total Energy,” (data browser), https://www.eia.gov/totalenergy/data/browser/index.php?tbl=T11.01#/?f=A&start=1973&end=2019&charted=0-1-13, accessed April 22, 2023

4 Devon, 2022 Sustainability Report, November 2022, https://dvnweb.azureedge.net/assets/documents/Sustainability/DVN_2022_SustainabilityReport.pdf, p. 9

5 Devon, 2022 Sustainability Report, p. 9

6 Jack Arnold and Perrine Toledano, “Corporate Net-Zero Pledges: The Bad and the Ugly,” Columbia Center on Sustainable Investment, December 1, 2021, https://ccsi.columbia.edu/news/corporate-net-zero-pledges-bad-and-ugly

7 Climate Action 100+, “Devon Energy Corp.,” Company Assessment, https://www.climateaction100.org/company/devon-energy-corporation, accessed April 22, 2023

8 Climate Action 100+, “Devon Energy Corp.,” Company Assessment

9 Climate Action 100+, “Devon Energy Corp.,” Company Assessment

10 Climate Action 100+, Climate Action 100+ Net Zero Company Benchmark, Carbon Tracker data, October 2022, https://www.climateaction100.org/wp-content/uploads/2022/12/Downloadable-Excel_CA100-Benchmark_Dec-2022_CAAA-scores-v1.1.xlsx

11 Climate Action 100+, Climate Action 100+ Net Zero Company Benchmark, Carbon Tracker data

12 Climate Action 100+, Climate Action 100+ Net Zero Company Benchmark, Carbon Tracker data

13 Urgewald, “Global Oil & Gas Exit List (Gogel),” (analysis using GOGEL data), https://gogel.org/ (Expenditure is a 3-year average from 2020-2022)

14 InfluenceMap, “About Our Scores,” LobbyMap, https://lobbymap.org/page/About-our-Scores, accessed April 10, 2023 (According to InfluenceMap’s methodology “Organisation Score” and “Relationship Score” (expressed as a percentage from 0 to 100) is a measure of how supportive or obstructive the company’s or its industry associations’ engagement is with climate policy aligned with the Paris Agreement, with 0% being fully opposed and 100% being fully supportive.)

15 Climate Action 100+, “Devon Energy Corp.,” Company Assessment

16 Climate Action 100+, “Devon Energy Corp.,” Company Assessment

17 InfluenceMap, “Devon Energy,” LobbyMap, https://lobbymap.org/company/Devon-Energy-fac60f4e6a741eb74d01405dd722234b, accessed April 22, 2023

18 InfluenceMap, “American Petroleum Institute,” LobbyMap, https://lobbymap.org/influencer/American-Petroleum-Institute-API, accessed April 22, 2023

19 InfluenceMap, “National Association of Manufacturers,” LobbyMap, https://lobbymap.org/influencer/National-Association-of-Manufacturing-NAM, accessed April 22, 2023

20 InfluenceMap, “US Chamber of Commerce,” LobbyMap, https://lobbymap.org/influencer/US-Chamber-of-Commerce, accessed April 22, 2023

21 Devon, “Re: Comments of Devon Energy Corporation on the Proposed Rule “The Enhancement and Standardization of Climate-Related Disclosures for Investors,” SEC File No. S7-10-22.,” (letter), June 17, 2022, https://www.sec.gov/comments/s7-10-22/s71022-20131942-302395.pdf, p. 3

22 Devon, “Re: Comments of Devon Energy Corporation,” p. 2

23 API, RE: Comments of the American Petroleum Institute on the Proposed Rule “The Enhancement and Standardization of Climate-Related Disclosures for Investors,” SEC File No. S7-10-22.,” (letter), June 17, 2022, https://www.api.org/~/media/Files/misc/API-Comments-SEC-Climate-Disclosure-Rule-6-17-2022?_gl=1*uf15k7*_ga*Mzg3NTk4Mjk4LjE2ODIyMjMyMTc.*_ga_4GE2RKSLYW*MTY4MjIyMzIxNi4xLjAuMTY4MjIyMzIxNi42MC4wLjA.